

SECUI 07001480 'SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SICOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 POE AVENUE SUITE 105
(No. and Street)

DAYTON	OHIO	45414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY MERRICK 937-890-3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANNING & ASSOCIATES CPA'S LLC
(Name – *if individual, state last, first, middle name*)

6105 NORTH DIXIE DRIVE	DAYTON	OHIO	45414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
FEB 2 2007
WASH. DC
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY L. MERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SICOR SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

Signature

Title

Notary Public

H. CHARLENE BRUGGEMAN, Notary Public
In and for the State of Ohio
My Commission Expires 6-29-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

TOGETHER WITH

INDEPENDENT AUDITORS' REPORT

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



MANNING & ASSOCIATES
Certified Public Accountants, LLC

John M. Manning, CPA   Sandra L. Comer, CPA   John C. Bensman, CPA   John M. Keller, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Sicor Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 19, 2007

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898 - 3167 | Fax (937) 898 - 9202 | Email: dayton@manningcpallc.com

Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492 - 0386 | Fax (937) 492 - 3262 | Email: sidney@manningcpallc.com


The CPA
Never Underestimate
The Value

www.manningcpallc.com

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	226,952
Commissions Receivable		147,637
Other Receivables		108,858
Tax Benefit Receivable		139,000
	$	622,447

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions Payable	$	151,256
Accounts Payable, Trade		49,038
Arbitration Settlement		20,300
Accrued Expenses		12,875
Loan Payable		50,000
	$	283,469
Stockholders' Equity:		
Common Stock - No Par Value, 500 shares authorized, 101 shares issued and outstanding	$	500
Additional Paid-In Capital		822,453
Retained Deficit		(483,975)
Total Stockholders' Equity	$	338,978
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	622,447

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions	$	1,082,779
Interest		2,995
Advisory Fees		139,513
Debt Forgiveness		50,000
Other Income		410,930
	$	1,686,217
Expenses:		
Commission Expense	$	964,929
Contract Labor		332,500
Telephone		1,543
License Expense		44,815
Insurance		2,007
Dues and Subscriptions		1,640
Maintenance and Repairs		12,732
Professional Fees		14,594
Office Supplies and Expense		12,187
Computer Consulting		35,500
Internet Access Fees		765
Arbitration Settlement		20,000
Travel and Entertainment		9,287
Equipment Rent		18,423
Auto Expense		3,444
Franchise Tax		922
Education		5,453
Bad Debt Expense		21,165
Advertising		713
Other Operating Expenses		43,227
	$	1,545,846
Income Before Income Taxes	$	140,371
Provision for Income Taxes		-
Net Income	$	140,371

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock Common Shares		Amount		Additional Paid-in Capital		Retained Deficit		Total Stockholders' Equity
Balance at January 1, 2006	102	$	500	$	902,453	$	(624,346)	$	278,607
Share Canceled for Subordinated Debt Forgiveness	(1)								
Net Income							140,371		140,371
Net Withdrawal					(80,000)				(80,000)
Balance at December 31, 2006	101	$	500	$	822,453	$	(483,975)	$	338,978

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated Borrowings at January 1, 2006	$	50,000
Subordinated Loan Agreement, Forgiven		(50,000)
Subordinated Borrowings at December 31, 2006	$	-

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:		
Net Income	$	140,371
Adjustments to reconcile net income to net cash used by operating activities:		
Debt Forgiveness		(50,000)
(Increase) Decrease in Operating Assets:		
Commissions Receivable		(126,851)
Accounts Receivable, Other		(49,360)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		117,995
Accounts Payable, Trade		5,213
Arbitration Settlement		(34,000)
Accrued Expenses		(7,500)
Net Cash used by Operating Activities	$	(4,132)
Cash Flows From Financing Activities:		
Net Withdrawal of Paid-in-Capital		(80,000)
Net Cash Used by Financing Activities	$	(80,000)
Decrease in Cash	$	(84,132)
Cash at Beginning of the Year		311,084
Cash at End of the Year	$	226,952

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

The Company was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of TIS Holdings, Inc. (Parent). Management has represented that TIS Holdings, Inc. had no material transactions other than with Sicor Securities, Inc. as disclosed in Note 3 during the period ended December 31, 2006 and further that these financial statements do not include any transactions associated with TIS Holdings, Inc. Accordingly, these financial statements do not include TIS Holdings, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced to. It is the Company's policy to review, as necessary, the credit standing of each counter party.

ADVERTISING

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were $713 for the year ended December 31, 2006.

ACCOUNTS RECEIVABLE

Management believes that all accounts receivable as of December 31, 2006 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2006.

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

The Company did not own property and equipment during the year. However, it continued to utilize furniture and fixtures transferred to its Parent in 2002 (See Note 3). Maintenance and repairs charged to expense were incurred on property and equipment leased by the Parent to the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $81,566, which was $62,668 in excess of its required net capital of $18,898. The Company's net capital ratio was 3.48 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leased its operating facility on a month-to-month basis from a related entity, through common ownership. Effective June 1, 2002, rents were mutually discontinued. Effective June 1, 2003, an agreement was entered into to provide for rent at one dollar per month. This agreement was renewed for another year from June 1, 2006 through May 31, 2007. However, this agreement was ended November 1, 2006 when the Company moved to a new operating facility (see note 6).

The Parent contributed $20,000 toward paid in capital during the year ended December 31, 2006. The Parent also withdrew $100,000 in capital because it was disallowed for purposes of the net capital computation.

The Company incurred $332,500 charged as contract labor expense in connection with services rendered during the year by its Parent under an agreement entered into in 2002.

At December 31, 2006, the Company had $139,000 Tax Benefit Receivable due from its Parent. This results from net operating loss benefits utilized by Parent on the consolidated income tax returns (see Note 4).

The Company utilized property and equipment owned by its Parent. Rent in the amount of $17,000 was paid for such use during the year (see Note 1).

The company also paid the Parent for repairs and accounting fees during the year in the amount of $9,000 and $3,500, respectively.

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 4 – PROVISION FOR INCOME TAXES

Sicor Securities, Inc. files consolidated income tax returns with its Parent. Sicor Securities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded no tax benefit for the year ended December 31, 2006. The Company recorded no provision for income taxes during the year due the benefit from net operating losses not being recorded in prior years. At December 31, 2006, the Company has preconsolidated net operating loss carry forward of approximately $143,000 which expire in the years 2007 through 2018.

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized, principally due to expiration of net operating loss carry forwards.

NOTE 5 – SUBORDINATED BORROWINGS

A former holder of the subordinated debt purchased 215 shares of the Parent's Class I Preferred Stock at a cost of $215,000. This former holder forgave the subordinated debt during the year ended December 31, 2006.

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value, for each $50,000 of borrowings. Accordingly, in connection with subordinated borrowings the Company issued five (5) shares of stock during 1999, of which three (3) have been redeemed and one (1) canceled in connection with debt forgiveness of subordinated debt.

The company continues to negotiate for redemption of one (1) share of stock with a previous holder of subordinated debt, which was not extended beyond November 14, 2004. The balance due of $50,000 is reflected as a loan payable in these financial statements.

NOTE 6 – OPERATING LEASE COMMITMENT

The Company leases its facility under an operating lease agreement signed in November of 2006. The lease requires a base rent for the first 12 months of $712 per month beginning March 1, 2007. Each March for the remaining term of the lease, the monthly base rent will increase with any percentage increase in the Consumer Price Index. The term of this lease agreement expires February 28, 2013. A provision in the lease states that the Company will have the option to renew the lease for five years.

Future minimum annual rent payments required under the operating lease as of December 31, 2006 are as follows:

Year Ending December 31,	
2007	$ 7,117
2008	8,540
2009	8,540
2010	8,540
2011	8,540
Thereafter	9,964
	$51,241

SUPPLEMENTARY INFORMATION

SICOR SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital		
Total Stockholders' Equity		$ 338,978
Add Subordinated Borrowings Allowable in Computation of Net Capital		-
Total Capital and Allowable Subordinated Borrowings		$ 338,978
Deductions and/or Charges:		
Receivables from Brokers or Dealers	$ -	
Other Receivables	108,858	
12b-1/Service Fees	3,956	
Tax Benefit Receivable	139,000	
Haircuts on Securities	300	
Other Assets	5,298	
Total Deductions		257,412
Net Capital		$ 81,566
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Commissions Payable		$ 151,256
Accounts Payable		49,038
Arbitration Settlement		20,300
Accrued Expenses		12,875
Loan Payable		50,000
Total Aggregate Indebtedness		$ 283,469
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 18,898
Total		$ 18,898
Excess Net Capital at 1000 Percent		$ 53,219
Ratio: Aggregate Indebtedness to Net Capital		3.48 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net Capital as Reported in Company's Part II (Unaudited) Focus Report		$ 99,730
Other Audit Adjustments, Net		(18,164)
Net Capital Per Above		$ 81,566

The accompanying notes are an integral part of these financial statements



MANNING & ASSOCIATES
Certified Public Accountants, LLC

John M. Manning, CPA   Sandra L. Comer, CPA   John C. Bensman, CPA   John M. Keller, CPA

Report on Internal Control Required
By SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Sicor Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898 - 3167 | Fax (937) 898 - 9202 | Email: dayton@manningcpallc.com

Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492 - 0386 | Fax (937) 492 - 3262 | Email: sidney@manningcpallc.com

The CPA
Never Underestimate
The Value
www.manningcpallc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is no more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 19, 2007

END